Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

December 4, 2008

John Reynolds
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	Pantheon China Acquisition Corp. Schedule 14A Filed December 1, 2008 File No. 000-52275

Dear Mr. Reynolds:

On behalf of our client, Pantheon China Acquisition Corp., a Delaware corporation (the “Company”), we hereby respond through EDGAR to comments issued on December 3, 2008 to the Company’s amended Preliminary Proxy Statement on Schedule 14A and addressed to Mr. Mark D. Chen. Contemporaneous with this submission we are filing a complete copy of a second amended Preliminary Proxy Statement on Schedule 14A for the Company (the “Amended Schedule 14A”) reflecting our responses.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of Amended Schedule 14A.

Amended Schedule 14A responds to the comments set forth in the Staff’s letter dated December 3, 2008 (the “Staff’s Letter”).

In order to facilitate your review of the Amended Schedule 14A, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amended Schedule 14A.

John Reynolds December 4, 2008 Page 2
The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

General

1.
We note your response to comments one and two from our letter dated November 21, 2008. Please revise the proxy statement to (1) include your analysis to comment one, (2) disclose that the Warrant Agreement provision for when the warrants become exercisable refers to the description of "Business Combination" in the Form S-1, and (3) disclose that this provision could be interpreted to mean that the warrants may only become exercisable 24 months from the date of the prospectus, and that it could be deemed necessary to amend the warrant agreement to extend the time period for when the warrants become exercisable. Also, please disclose your belief, if true, that no amendment is necessary and briefly describe the potential consequences in the event your belief is incorrect.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 12, 18 and 28 of the Amended Schedule 14A.

2.	Also, please revise to briefly indicate the extent to which the proposals, if adopted, would not change the date of expiration of the warrants.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 12, 18 and 28 of the Amended Schedule 14A.

3.
We note your response to prior comment five and revised disclosure stating that fiduciary duties may "overweigh the contractual obligations to observe the unanimous vote provision that may render adhering to its strict requirements problematic for the Pantheon board of directors." Please add a clarifying statement that, as a result, the attempt to "prohibit any further changes" may not be effective at prohibiting further changes or otherwise be enforceable. Please revise or advise.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 4, 6, 7, 13, 17 and 26 of the Amended Schedule 14A.

John Reynolds December 4, 2008 Page 3
4.
We note your response to prior comment seven and your added proposal to increase the threshold to 40%. Based on the disclosure in your first amended proxy statement filed November 24, 2008, it appeared that the maximum conversion for the extension proposal was 19.9%, and the maximum conversion for the merger proposal would also be 19.9%, which would effectively allow for approximately 40% conversions compared to what the Form S-1 contemplated. It appears from the revised proposed Article Seventh, however, that the merger proposal itself could allow for 40% conversions, assuming conversions at the time of the extension proposal had been under the extension proposal limit, With a view to disclosure, please explain the consequences of your proposed revision to Article Seventh paragraph A of your certificate of incorporation. Specifically, please address if a business combination could be approved if less than 20% of the shares elect conversion with respect to the extension proposal, but more than 20% elect conversion with respect to the business combination.

COMPANY RESPONSE: Changes in response to the Staff’s comment clarifying that the conversion threshold is effectively 40% in the aggregate (consisting of less than 20% with respect to the Extension Amendment conversion rights and less than 20% with respect to the existing conversion rights in connection with a business combination) have been made on pages 2, 3, 6, 7, 13, 17, 22, 23, 26, 27, 44 and 57 of the Amended Schedule 14A. Accordingly, a business combination will only be approved if less than 20% of the shares elect conversion in connection with the business combination.

5.
In this regard, if conversions at the time of the merger proposal alone may constitute 40%, and conversions at the time of the extension proposal may equal 20%, it appears that you would be proposing an effective 60% threshold compared to what was contemplated in the Form S-1. Please address whether the extension proposal would be approved if more than 20% but less than 40% of the shares elect conversion. Please revise accordingly.

COMPANY RESPONSE: Changes in response to comment 4 above clarifying that the conversion threshold is effectively 40% in the aggregate (consisting of less than 20% with respect to the Extension Amendment conversion rights and less than 20% with respect to the existing conversion rights in connection with a business combination) have been made on pages 2, 3, 6, 7, 13, 17, 22, 23, 26, 27, 44 and 57 of the Amended Schedule 14A. As requested by the staff, we hereby supplementally confirm that the extension proposal will only be approved if less than 20% of the shares elect conversion in connection with the extension proposal.

John Reynolds December 4, 2008 Page 4
Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely, /s/ Mitchell S. Nussbaum Mitchell S. Nussbaum Loeb & Loeb LLP